AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

29 October 2003

03037446

03 NOV 13 AM 7:21

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

SUPPL

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 23 October 2003, Re: Amsteel Corporation Berhad ("Amsteel") - Proposed disposal by certain subsidiaries of Amsteel of their entire equity interests in a group of companies referred to as Parkson Retail Group, comprising six (6) companies in Singapore, three (3) companies in Malaysia and a company in Hong Kong for an aggregate disposal consideration of RM462.44 million and the proposed put and call option of RM92.63 million nominal value of 5-year 2% redeemable unsecured loan stocks of Lion Diversified Holdings Berhad for filing pursuant to exemption No. 82-3318 granted to Amsteel under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

11/18

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to **MB_PUBLIC2** on **23-10-2003 07:04:42 PM**
Submitted by **MB_PUBLIC2** on **23-10-2003 06:56:16 PM**
Reference No **MM-031022-38601**

Submitting Merchant Bank (if applicable)	:	**PUBLIC MERCHANT BANK BERHAD**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**PHANG SIEW LOONG/DEREN TAN**
* Designation	:	**ASSISTANT GENERAL MANAGER/SENIOR MANAGER**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

AMSTEEL CORPORATION BERHAD ("AMSTEEL" or "COMPANY")

PROPOSED DISPOSAL BY CERTAIN SUBSIDIARIES OF AMSTEEL ("AMSTEEL GROUP VENDORS") OF THEIR ENTIRE EQUITY INTERESTS IN A GROUP OF COMPANIES REFERRED TO AS PARKSON RETAIL GROUP, COMPRISING SIX (6) COMPANIES IN SINGAPORE, THREE (3) COMPANIES IN MALAYSIA AND A COMPANY IN HONG KONG FOR AN AGGREGATE DISPOSAL CONSIDERATION OF RM462.44 MILLION ("PROPOSED PARKSON DISPOSALS") AND THE PROPOSED PUT AND CALL OPTION OF RM92.63 MILLION NOMINAL VALUE OF 5-YEAR 2% REDEEMABLE UNSECURED LOAN STOCKS OF LION DIVERSIFIED HOLDINGS BERHAD ("PROPOSED PUT AND CALL OPTION")

* **Contents :-**

We refer to the announcements made by Public Merchant Bank Berhad ("PMBB"), on behalf of Amsteel on 9 September 2003 and 7 October 2003 in relation to the Proposed Parkson Disposals and Proposed Put and Call Option.

On behalf of Amsteel, PMBB wishes to announce the following additional information in relation to the Proposed Parkson Disposals and Proposed Put and Call Option.

(a) Proposed Parkson Disposals

(i) In relation to the consideration for the Proposed Parkson Disposals, the Amsteel Group Vendors have unconditionally and irrevocably nominated Amsteel and/or its nominees to be the recipient of all the cash payment of RM369.81 million and the RM92.63 million 5-year 2% redeemable unsecured loan stocks to be issued by Lion Diversified Holdings Berhad at the nominal value of RM1.00 each ("LDHB RCULS");

(ii) The completion of the Proposed Parkson Disposals is conditional upon inter-alia Amsteel entering into a Sale and Purchase of Shares Agreement with Qingdao No 1 Department Store ("Qingdao Department") to acquire 2.7% equity interest in Qingdao No 1 Parkson Co Ltd ("Qingdao Parkson") and shall cause Serbadagang Holdings Sdn Bhd, a wholly-owned subsidiary of Amsteel ("Serbadagang") to be the registered holder and beneficial owner of the equity interest in Qingdao Parkson on completion of the said sale and purchase agreement.

Pursuant thereto, Serbadagang, Qingdao Parkson and Qingdao Department (instead of Amsteel and Qingdao Department) entered into a conditional Sale and Purchase of Shares Agreement for the acquisition of 2.6% (instead of 2.7%) equity interest in Qingdao Parkson.

(b) Proposed Put and Call Option

On 6 September 2003, Amsteel together with LICB and LAI entered into a put and call option agreement ("PCOA") with Tan Sri Cheng Heng Jem ("TSWC"), Datuk Cheng Yong Kim, Cheng Yong Kwang and Cheng Yong Liang for the RM100 million LDHB RCULS of which Amsteel's portion amounts to RM92.63 million LDHB RCULS ("Option RCULS"). The salient terms of the PCOA *(reflecting the relevant provisions relating to Amsteel only)* are inter-alia as follows:

(a) In consideration of the sum of RM1.00 only paid by Amsteel to TSWC and Datuk Cheng Yong Kim (collectively referred to as "Grantors") and vice-versa (the receipt of which the Grantors/Amsteel acknowledged) and in further consideration of the mutual agreements contained in the PCOA, the Grantors grant to Amsteel and/or their nominee(s) and assign(s) (herein referred to as " Nominees") a double put option ("Put Options") to require the Grantors and/or their Nominees to purchase the Option RCULS at the consideration as set out below ("Put Option Price"), and Amsteel grants to the Grantors a multiple call option ("Call Options") to purchase the Option RCULS at the consideration as set out below ("Call Option Price"), on the exercise of which Amsteel shall become bound to sell and the Grantors shall become bound to complete the purchase of the Option RCULS stipulated in the option notice given by the Grantors or Amsteel;

(b) Further details of the Put and Call Options are summarised in the table below:

	Put Option Date	**Parties to whom Option RCULS are allocated**	**Nominal Value of Option RCULS under the PCOA (RM' million)**	**Put Option Price**
First Put Option by Amsteel and/or its Nominees	15 December 2005	TSWC and/or his Nominees Datuk Cheng Yong Kim and/or his Nominees	33.3468 12.9682 46.315	Aggregate nominal value of Option RCULS exercised (including any ordinary shares of RM0.50 each in LDHB ("LDHB Shares") as may be converted from the LDHB RCULS) plus the interest based on Malayan Banking Berhad's base lending rate prevailing on the exercise date plus 1% per annum computed on yearly rests ("Interest"), less the Option RCULS coupon rate of 2% per annum paid (payable annually in arrears on the anniversary of the issue date during the tenure of the LDHB RCULS and less any income tax payable) ("Coupon"), and/or dividend paid on any LDHB Shares as may be converted from the Option RCULS ("Dividend"), as the case may be.

	Put Option Date	Parties to whom Option RCULS are allocated	Nominal Value of Option RCULS under the PCOA (RM' million)	Put Option Price
Second Put Option by Amsteel and/or its Nominees	15 December 2006	TSWC and/or his Nominees Datuk Cheng Yong Kim and/or his Nominees	(i) 33.3468; or (ii)66.6936 if the first Put Option is not exercised (i) 12.9682; or (ii) 25.9364 if the first Put Option is not exercised	Aggregate nominal value of Option RCULS exercised (including any LDHB Shares as may be converted from the LDHB RCULS) plus Interest less Coupon paid and/or Dividend paid, as the case may be.

	Call Option Period	Parties to whom Option RCULS are allocated	Nominal Value of Options RCULS under the PCOA (RM' million)	Call Option Price
Call Option by Grantors	Anytime from the date of issuance of the Option RCULS until 15 December 2006		Any amount in multiples of RM100,000 up to RM92.63 million until the Option RCULS are fully purchased by the Grantors in the proportion as follows :	Option RCULS:- Aggregate nominal value of Option RCULS exercised plus Interest less Coupon paid as at exercise date; and/or LDHB Shares converted from Option RCULS Number of LDHB Shares converted times the conversion price plus Interest less Dividend paid as at exercise date.
		TSWC and/or his Nominees	66.6936	
		Datuk Cheng Yong Kim and/or his Nominees	25.9364	
			92.63	

Saved as disclosed above, there are no other changes to the terms and conditions of the Proposed Parkson Disposals and Proposed Put and Call Option as previously announced.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)
A Member of The Lion Group

03 NOV 18 AM 7:21

28 October 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 21 October 2003, Re: Lion Corporation Berhad, Lion Industries Corporation Berhad and Amsteel Corporation Berhad ("Amsteel") - Corporate and Debt Restructuring Exercises for filing pursuant to exemption No. 82-3318 granted to Amsteel under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

General Announcement

Submitted by MB_RHB_SAKURA on 21/10/2003 06:08:19 PM
Reference No MM-031021-817AF

Submitting Merchant Bank (if applicable)	:	**RHB Sakura Merchant Bankers Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Amsteel Corporation Berhad**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**Mr Kenneth Chow**
* Designation	:	**General Manager, Corporate Finance**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Lion Corporation Berhad ("LCB")
Lion Industries Corporation Berhad (formerly known as Lion Land Berhad) ("LICB")
Amsteel Corporation Berhad ("ACB")

Corporate and Debt Restructuring Exercises ("GWRS")

* **Contents :-**

Quote

The Boards of Directors of LCB, LICB and ACB jointly announce that following an application by LCB, LICB and ACB, the Securities Commission has given an approval to LCB, LICB and ACB to extend the deadline to complete the following proposals contemplated under the GWRS (details of which are particularised in the respective company's Circular to Shareholders dated 9 January 2003) to 9 April 2004:

a) For LCB, the renounceable restricted offer for sale of up to approximately 67.61 million shares in ACB by LCB to the eligible shareholders of ACB;

b) For LICB, the corporate proposal by Amsteel Mills Sdn Bhd ("AMSB") to offer the AMSB's scheme creditors the opportunity to tender their debts for cancellation by the AMSB's scheme companies in consideration for shares in ACB and Lion Diversified Holdings Berhad *(formerly known as Chocolate Products (Malaysia) Berhad)*; and

c) For ACB, the renounceable restricted offer for sale of up to approximately 226.85 million shares in LCB by the ACB group of companies to eligible shareholders of LCB and the issue of approximately 251.92 million new 4½ years warrants to shareholders of ACB.

This announcement is dated 21 October 2003.

Unquote

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: